THE LAW OFFICE OF JILLIAN SIDOTI
May 22, 2014	38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com
Mr. Duc Dang Securities Exchange Commission

Re:	CenturyTouch Ltd, Inc. Registration Statement on Form S-11 Filed December 24, 2012 File No. 333-185670

Dear Mr. Dang,

Please note our responses to your comments.

General

1.	Please tell us when you will file your Form 10-Q for the period ended December 31, 2013. It was filed on May 20, 2014 along with our March 31, 2014. We are working towards more adequate controls.

2.
We note your response to our prior comment 1 and cannot locate the amended K’s and Q’s mentioned within your response. Please tell us when you will file the amended information.

We prepared to file this and neglected to edgarize. On May 20, 2014, we edgarized these amendments. We are working towards better internal controls that will be effective.

3.
We note your response to our prior comment 1. When the amended K’s and Q’s are filed, please indicate that your internal control over financial reporting was not effective, as opposed to not adequate, as you have stated in your response.

We have amended all of the K’s and Q’s filed since 04/12/2012 stating that our financial reporting is NOT effective.

4.
We note your response to our prior comment 1 and it does not appear that you have addressed the comment in its entirety; as such, it will be partially reissued. We note your conclusion that disclosure controls and procedures were effective in the 2012 and 2013 Form 10-K’s and the quarterly reports filed for the 2013 fiscal year and for the period ended September 30, 2013. Please tell us how you considered the delinquency of these filings and the restatement of your 2012 results as it relates to this conclusion.

We have amended all K’s and Q’s filed since 04/12/2012 to read that our internal controls are not effective. We are currently working to improve our internal controls so that they are effective.

5.
We note your response to comment 2. Please explain specifically how you will notify shareholders of their underwriter status and the requirement to sell at a fixed price.

We have elected to send them a notice at their addresses of record with the following information:

Dear shareholder,

You are hereby notified that our registration statement with the United States Securities Exchange Commission was deemed effective on XXXXX, 2014. You may now sell your shares. However, you should be advised that you will be deemed an underwriter.

If you subsequently resell the shares to the public you will be deemed an underwriters with respect to the common shares for purposes of the Securities Act with the result that you may be subject to statutory liabilities if the registration statement to which our prospectus relates is defective by virtue of containing a material misstatement or omitting to disclose a statement of material fact. Although the Company has agreed to indemnify the selling shareholders regarding such liability this will not necessarily prevent the liability from occurring.

Under the Securities Act of 1933, selling shareholders are underwriters of the offering. You may have civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in the registration statement because of your status as underwriters.

6.
Please note that in our letter dated January 18, 2013, we asked how you satisfied the disclosure requirements included in Item 2.01(f) of Form 8-K as you were previously a blank check company. You subsequently responded on November 5, 2013 that you would file all missing 34 Act filings. It is still unclear at this date how you have satisfied the disclosure requirements of Item 2.01(f). Please advise. Also, please provide us with the documents that evidence the acquisitions of your properties and their accompanying debt.

We have filed an 8-k including multiple exhibits evidencing the acquisition, the ownership, and the accompanying debt on May 20, 2014.

Management’s Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 23

7.	We note your response to our prior comment 3. The statement referenced as being removed within your response still appears on page 23. Please revise or advise. It has now been removed.

8.
We note your response to our prior comment 4 and that a discussion of Liquidity and Capital Resources appears on page 22 and again on page 23. Please revise to present only one discussion of Liquidity and Capital Resources.

We have removed this and also updated to March 31, 2014 for the most recent quarter.

9.
We note your response to our prior comment 4 and that you continue to disclose that you anticipate the commencement of generating a profit in the next twelve months, of which no assurance can be provided on page 5. Tell us how this disclosure is consistent with the revised disclosure on page 23 that suggests the company will operate in a net loss position over the next 12 months. Alternatively, please remove this statement from page 5.

We have removed the statement on page 5.

10.
It appears you have provided projections of revenues and expenses. Please tell us how your disclosure complies with Item 10(b) of Regulation S-K. Alternatively, you may remove these projections.

We have removed the projections of revenues and expenses.

Interest of Named Experts and Counsel, page 35

11.
We note your response to our prior comment 5. On page 35 of your filing, you continue to disclose that Lee’s letter is dated February 19, 2013. It appears this letter is dated August 6, 2013. Please revise page 35 or advise.

This has been revised.

Financial Statements

12.
We note your response to our prior comment 6. A Form 8-K referencing your change in year-end does not appear to have been filed. Please tell us when you will file the required information.

On May 20, 2014, we filed an 8-K discussing the results of our reverse merger and Item 2.01 along with Item 5.03 and the change in our fiscal year.

13.
We have reviewed your response to our prior comment 7. Please advise how you were able to conclude that the prior owner occupied all the units in the multiple unit properties.

Property: 62 Gold Street, Northampton
Explanation: Previous owner decided to retire and he closed down his business and sold the property to CT. The flat on the 1st floor was used as storage for his business.

Property: 27-29 Westgate, Grantham
Explanation: Previous owner ran business through the ground floor shops and all above residential units were empty and unoccupied for more than 6 years, because those apartments needed major renovation. Once we took over the property, we spent more than 6 months to renovate and refurbish the property before we rented it out.

Property: 453 Firth Park Road, Sheffield
Explanation: Previous owner ran an electrical and appliances business at the shop. All apartments upstairs were being used by themselves.

Property: 310, 312, 314 & 343 Carlton Hill, Nottingham
Explanation: Previous owner ran several of his businesses by himself out of this property. All the above flats were used by the owner as storage and offices for his businesses. However, once we took over the properties, we carried out major renovations by turning those storage and offices into residential apartments.

Property: 240 Derby Road, Nottingham
Explanation: Previous owner his whole family lived in the property. Once they move out from the property, we decided to renovate and convert the property into 7 apartments.

Property: 53 High Street, Norfolk
Explanation: Previous owner ran a convenience store business at the shop. All apartments upstairs were being used as storage by themselves.

Property: 60-65 Welby Street, Grantham
Explanation: Same owner as 27-29 Westgate, Grantham. Previous owner ran his business through the ground floor shops and all above residential units were empty and unoccupied for more than 6 years, because those apartments needed major renovation. Once we have took over the property, we spent more than 6 months to renovate and refurbish the property before we rented it out.

Property: 7-11 Bridge Street, Boston
Explanation: Previous owner used the property as a wine bar and all the above floors were used as storage and offices prior to the Company purchasing the property.

14.
We have reviewed your response to our prior comment 7. ASC 805-20-50-1(c) requires disclosure of the recognized amounts of identifiable assets acquired and liabilities assumed at their respective fair values in a business combination. Please include the required disclosure in your amended filing or clarify why this disclosure requirement is not applicable to your real estate acquisitions.

We have revised the disclosure regarding properties acquisitions in Footnote 12 of the audited financial statements for the years ended June 30, 2013 and 2012. Footnote 12 is read as follows:

************

Footnote 12.  PROPERTY ACQUISITIONS

The Company completed all Property acquisitions on or before June 30, 2012. The details of each acquisition are set forth as follows:

Purchase Date	Property Description	Purchase Price Of Land	Purchase Price Of Building	Total Purchase Price
August 20, 2010	13 units located in Grantham, UK	$146,239	$1,316,152	$1,462,391
November 17, 2011	1 commercial unit located in Boston, UK	$45,669	$411,022	$456,691
January 10, 2012	7 residential units located in Nottingham, UK	$56,813	$511,320	$568,133
February 1, 2012	14 units located in Northampton, Sheffield, Norfolk and Nottingham, UK	$193,226	$1,739,038	$1,932,264

All the units were previously owner-occupied and no prior rental history exits. Additionally, all the properties needed to be refurbished into rentable units after being acquired.  As a result of the acquisitions, the Company is expected to generate stable rental revenues.

During the year ended June 30, 2013, the Company had no new property acquisitions

Exhibit 23.1

15.	In your amended filing, please include a consent from your auditor referencing the appropriate filing (i.e. Amendment 5). Our auditor’s consent now references Amendment 6.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

i.
The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

ii.	The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

iii.	The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.